[ISOLAGEN LETTERHEAD]

April 19, 2005

Jeffrey P. Riedler, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Isolagen, Inc.
  Registration Statement on Form S-3
  Filed February 1, 2005
  File No. 333-122440

Dear Mr. Riedler:

        This letter is in response to your comment letter to Jeffrey W. Tomz, Chief Financial Officer of Isolagen, Inc. (the "Company"), dated February 11, 2005 (the "Comment Letter") pertaining to the Company's registration statement referenced above (the "Registration Statement").

        Pursuant to the Exemptive Order set forth in Release No. 50754 (the "Order"), the Company's Form 10-K for the fiscal year ended December 31, 2004 did not contain the attestation report of the Company's registered public accounting firm, required by Item 308(b) of Regulation S-K (the "Attestation Report"). The Company acknowledges that it may not request effectiveness of the Registration Statement during the time period that the Attestation Report is not on file. The Company hereby undertakes that, if the Attestation Report is not filed within the 45-day period prescribed by the Order, then the Company will amend the Registration Statement to the appropriate registration form for which it is then eligible to use.

        As you requested, the Company has revised its Registration Statement to address the Securities and Exchange Commission (the "Commission") staff's comments set forth in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company's responses.

COMMENT 1:

1.
We note that not all of the selling security holders are currently identified. We note your statement in footnote 8 that you will identify the unidentified selling security holders by prospectus supplement or post-effective amendment. Please note new selling security holders that are unable to trace their securities to a selling security holder identified in the table at the time of effectiveness must be identified by post-effective amendment.

RESPONSE 1:

  The Company has amended and restated footnote 7 (which was previously footnote 8) as follows:

  "(7) We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities. Additional selling securityholders that are unable to trace their securities to a selling securityholder identified in the table will be identified by post-effective amendment."

COMMENT 2:

2.
We note that some of the selling security holders may be broker-dealers. If any of the selling security holders are broker-dealers revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

RESPONSE 2:

  The Company has amended and restated footnote 5 to make clear that the selling security holders that are broker-dealers are underwriters. The footnote is as follows:

  "(5) The selling securityholder is a broker-dealer, and is deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act."

COMMENT 3:

3.
If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•
The selling security holder purchased in the ordinary course of business; and

•
At the time of the purchase, the selling security holder had no agreements or understandings to distribute the securities.

  If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

RESPONSE 3:

  The Company has amended and restated footnote 4 as follows:

  "(4) The selling securityholder received the notes in the ordinary course of business and to our knowledge, at the time of receipt, they had not agreed, directly or indirectly, to engage in a distribution of the notes."

* * * * * * * * * * * *

        We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company's filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

        If you should need any additional information, please call our attorneys, Susan Stranahan Ciallella at (215) 575-7075 or Cavas S. Pavri at (215) 575-7058, or the undersigned at (713) 780-4754 (ext. 6380). Thank you for your attention to this matter.

                      Sincerely,

                      Jeffrey W. Tomz,
                      Chief Financial Officer

Enclosures

cc:
Albert Lee, Esquire
U.S. Securities and Exchange Commission